		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING		OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response…………….2.50 SEC File Number: 001-33675 CUSIP Number: 767292 105
(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RIOT BLOCKCHAIN, INC.

Full name of Registrant

N/A

Former Name if Applicable

3855 Ambrosia Street, Suite 301

Address of Principal Executive Office (Street and Number)

Castle Rock, CO 80109

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Riot Blockchain, Inc. (the “Registrant”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) without unreasonable effort or expense for the reasons discussed below.

During the fiscal year ended December 31, 2021, the Registrant completed the acquisition of two significant subsidiaries, Whinstone US, Inc. (“Whinstone”), and ESS Metron, LLC (“ESS Metron”), as reported on the Registrant’s Current Reports on Form 8-K filed May 26, 2021 and December 1, 2021, respectively. Whinstone and ESS Metron conduct separate businesses from the Registrant’s core Bitcoin mining business and the Registrant’s management, accounting, and financial reporting teams have devoted significant time and effort to completing the complex process of integrating and consolidating their business and financial reporting with the Registrant’s own as of December 31, 2021, thus delaying the completion of the audited consolidated financial statements to be included in the Annual Report. In addition, the Registrant is entering large accelerated filer status after previously qualifying as a smaller reporting company and, as a result, the filing deadline for the Annual Report has been accelerated to March 1, 2022, giving the Registrant 30 less days to complete these processes and finalize the audited consolidated financial statements for inclusion in the Annual Report.

For the foregoing reasons, the Registrant requires additional time to complete the procedures relating to its year-end reporting processes, and, as a result, is unable to file the 2021 Annual Report by the prescribed filing deadline. The Registrant is working diligently to complete the necessary year-end processes, and it expects to file the Annual Report within the fifteen-day filing extension provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeffrey G. McGonegal, Chief Financial Officer	(303)	794-2000
(Name) (Title)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   Yes ☑    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

As discussed above, the Registrant completed the acquisition of two significant subsidiaries, Whinstone and ESS Metron, during the fiscal year ended December 31, 2021. As a result of these two significant acquisitions, the Registrant expects to report a significant change to its results of operations and consolidated statements of cash flows and shareholder equity in the Annual Report, beginning on the dates the acquisitions were completed (May 26, 2021 and December 1, 2021, respectively), as compared to the corresponding periods of the prior fiscal year. However, the Registrant is not able to quantify the anticipated changes in its results of operations at this time because its audited financial statements for the fiscal year ended December 31, 2021 have not been finally completed as of the date of this filing, and remain subject to final review by the Registrant’s auditors.

Cautionary Note Regarding Forward-Looking Statements

This filing contains a number of forward-looking statements that involve risks and uncertainties, as well as assumptions that may not materialize or prove to be correct, which could cause our results to differ materially from those expressed in or implied by such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Words such as “believes,” “expects,” “may,” “should,” “would,” “will,” “intends,” “plans,” “estimates,” “anticipates,” “projects” and similar words or expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2021 Annual Report on Form 10-K. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may affect our business and operations and that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, further material delays in financial reporting, and the possibility that the ongoing reviews may identify errors, control deficiencies, misstatements, or material weaknesses in accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

RIOT BLOCKCHAIN, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2022	By:	/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal
Chief Financial Officer